As filed with the Securities and Exchange Commission on December 27, 2000
                                                      Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-6

                    For Registration Under the Securities Act
                    of 1933 of Securities of Unit Investment
                        Trusts Registered on Form N-8B-2
                              ---------------------

A.    EXACT NAME OF TRUST:

      The Pinnacle Family of Trusts, Industrial Trust Series VIII and Technology Trust Series VIII

B.    NAME OF DEPOSITOR:

      ING Funds Distributor, Inc.

C.    COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

      ING Funds Distributor, Inc.
      1475 Dunwoody Drive
      West Chester, Pennsylvania  19380

D.    NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:
                                           COPY OF COMMENTS TO:
      PETER J. DEMARCO                     MICHAEL R. ROSELLA, Esq.
      ING Funds Distributor, Inc.          Paul, Hastings, Janofsky & Walker LLP
      1475 Dunwoody Drive                  399 Park Avenue
      West Chester, Pennsylvania  19380    New York, New York 10022
                                           (212) 318-6000

E.    TITLE OF SECURITIES BEING REGISTERED:

      An indefinite number of Units of The Pinnacle Family of Trusts, Industrial Trust Series VIII and Technology Trust Series VIII are being registered under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940, as amended, and Rule 24f-2 thereunder.


F.    APPROPRIATE DATE OF PROPOSED PUBLIC OFFERING:

      As soon as practicable after the effective date of the Registration Statement.



The registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================



NY/317604.1

                  Subject to Completion Dated December 27, 2000

--------------------------------------------------------------------------------

                          THE PINNACLE FAMILY OF TRUSTS

--------------------------------------------------------------------------------

                          INDUSTRIAL TRUST SERIES VIII
                                       AND
                          TECHNOLOGY TRUST SERIES VIII




The final prospectus for a prior series of The Pinnacle Family of Trusts is hereby incorporated by reference and used as a preliminary prospectus for The Pinnacle Family of Trusts, Industrial Trust Series VIII and Technology Trust Series VIII. Except as indicated below, the narrative information and structure of the final prospectus which includes the new Trust will be substantially the same as that of the previous prospectus. The portfolio of Technology Trust Series VIII will be equally weighted among the twenty-five best performing technology stocks, as measured by price appreciation, which trade on the NASDAQ and NYSE and have a minimum capitalization of 1 billion dollars. Information with respect to each Trust, including pricing, the size and composition of the Trust portfolio, the number of units of the Trust, dates and summary information regarding the characteristics of securities to be deposited in the Trust is not now available and will be different from that shown since each Trust has a unique portfolio. Accordingly, the information contained herein with regard to the previous Trust should be considered as being included for informational purposes only. Investors should contact account executives of the underwriter who will be informed of the expected effective date of the Trusts and who will be supplied with complete information with respect to each Trust on the day of and immediately prior to the effectiveness of the registration statement relating to units of the Trusts. The Sponsor of the Trusts will be ING Funds Distributor, Inc.

================================================================================

================================================================================

     The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.


                    PROSPECTUS PART A DATED JANUARY  , 2001


The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.





NY/317604.1

PART II-- ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A -- BONDING ARRANGEMENTS

     The employees of ING Funds Distributor, Inc. are covered under Brokers' Blanket Policy, Standard Form 14, in the amount of $2,000,000.

ITEM B -- CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement on Form S-6 comprises the following papers and documents:

        The facing sheet on Form S-6.
        The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheets to the Registration Statements of McLaughlin, Piven, Vogel Family of Trusts, McLaughlin, Piven, Vogel Industrial Trust and McLaughlin, Piven, Vogel Technology Trust filed on March 5, 1999, and McLaughlin, Piven, Vogel Family of Trusts, The Pinnacle Trust filed on August 7, 1998.
        The Prospectus consisting of           pages.
        Undertakings.
        Signatures.

        Listed below are the names and registration numbers of the previous series of The Pinnacle Family of Trusts, the final prospectuses of which properly supplemented, might be used as a preliminary prospectus for The Pinnacle Family of Trusts, Industrial Trust Series VIII and Technology Trust Series VIII. These final prospectuses are incorporated herein by reference.

                 The Pinnacle Family of Trusts, Industrial Trust Series IV and Technology Trust Series IV (Registration No. 333-94109)
                 The Pinnacle Family of Trusts, Industrial Trust Series V and Technology Trust Series V (Registration No. 333- 34098)
                 The Pinnacle Family of Trusts, Financial Trust Series I, Industrial Trust Series VI and Technology Trust SeriesVI (Registration Nos. 333-38962, 333-39844)
                 The Pinnacle Family of Trusts, Broader Market Trust Series I, Industrial Trust Series VII and Technology Trust Series VII (Registration No. 333-45986)

        Written consents of the following persons:
                 Paul, Hastings, Janofsky & Walker LLP (included in Exhibit 3.1) Ernst & Young LLP

    The following exhibits:

      * 99.1.1   --      Reference Trust Agreement including certain amendments
                         to the Trust Indenture and Agreement referred to under
                         Exhibit 99.1.1.1 below.
        99.1.1.1 --      Form of Trust Indenture and Agreement (filed as
                         Exhibit 99.1.1.1 to Amendment No. 2 to Form S-6
                         Registration Statement No. 333-31048 on March 28, 2000
                         and incorporated herein by reference).
        99.1.3.5 --      Articles of Incorporation and Articles of Amendment of
                         ING Funds Distributor, Inc. (filed as Exhibit 99.1.3.5
                         to Amendment No. 2 to Form S-6 Registration Statement
                         No. 333-31048 on March 28, 2000 and incorporated
                         herein by reference).
        99.1.3.6 --      By-Laws of ING Funds Distributor, Inc. (filed as
                         Exhibit 99.1.3.6 to Amendment No. 2 to Form S-6
                         Registration Statement No. 333-31048 on March 28, 2000
                         and incorporated herein by reference).
      * 99.3.1   --      Opinion of Paul, Hastings, Janofsky & Walker
                         LLP as to the legality of the securities being
                         registered, including their consent to the filing
                         thereof and to the use of their name under the
                         headings "Tax Status" and "Legal Opinions" in the
                         Prospectus, and to the filing of their opinion
                         regarding tax status of the Trust.
        99.6.0   --      Power of Attorney of ING Funds Distributor, Inc.,
                         the Depositor, by its officers and a majority of its Directors (filed as Exhibit 99.6.0 to Form S-6
                         Registration No. 333-31048 of The Pinnacle Family of
                         Trusts, Internet Trust Series I on February 24, 2000 and incorporated herein by reference).





---------------------
*      To be filed by amendment


NY/317604.1

                           UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, The Pinnacle Family of Trusts, Industrial Trust Series VIII and Technology Trust Series VIII has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 27th day of December, 2000.

                                                 THE PINNACLE FAMILY OF TRUSTS,
                                                 INDUSTRIAL TRUST SERIES VIII
                                                 TECHNOLOGY TRUST SERIES VIII
                                                         (Registrant)

                                                 ING FUNDS DISTRIBUTOR, INC.
                                                         (Depositor)


                                                 By /s/ PETER J. DEMARCO
                                                    ----------------------------
                                                         Peter J. DeMarco
                                                         Senior Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of ING Funds Distributor, Inc., the Depositor, in the capacities and on the dates indicated.


            Name                     Title                                   Date
            ----                     -----                                   ----



DONALD E. BROSTROM        Chief Financial Officer, Treasurer and
                          Director


                                                                      December 27, 2000



                                                                      By /s/ PETER J. DEMARCO
                                                                         -------------------------------
                                                                               Peter J. DeMarco
                                                                               as Senior Vice President
                                                                               and Attorney-In-Fact*






----------
* An executed copy of the Power of Attorney was filed as Exhibit 99.6.0 to Form S-6 Registration Statement No. 333-31048 on February 24, 2000.


NY/317604.1
                                      II-2

                         CONSENT OF INDEPENDENT AUDITORS

     We consent to the reference made to our firm under the Caption "Independent Auditors" in Part B of the Prospectus and to the use of our report dated January __, 2001, in this Registration Statement (Form S-6 No. 333-______) of The Pinnacle Family of Trusts, Industrial Trust Series VIII and Technology Trust Series VIII.


                                                               ERNST & YOUNG LLP


New York, New York
January ____, 2001





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